UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

NuScale Power Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

67079K100
(CUSIP Number)

Yasuharu Kimura
Japan NuScale Innovation, LLC
3151 Briarpark Drive, Suite 400
Houston, TX 77042, U.S.A.
+1 832 591 2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Michihiro Nishi
Clifford Chance, Tokyo
1-1, Marunouchi 1-chome, Palace Building, 3rd floor
Chiyoda-ku
Tokyo 100-0005
Japan
+81 3 6632 6600

November 25, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON Japan NuScale Innovation, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289 (1) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1% (4)
14	TYPE OF REPORTING PERSON OO

(1)
Includes the power to vote: (i) the 19,285,070 shares of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B Shares”) held by Japan NuScale Innovation LLC (“JNI”) (the “JNI Class B Shares”), which JNI has a right to exchange for an equal number of shares of Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Shares”); and (ii) the 126,400,219 Class B Shares which the Reporting Persons believe are currently held directly or indirectly by Fluor Enterprises, Inc. (“Fluor”), based on the Issuer’s proxy statement on Schedule 14A filed by the Issuer  with the Securities and Exchange Commission (the “Commission”) on April 12, 2024, as amended on April 26, 2024 (the “Fluor Class B Shares”), which Fluor has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(2)	Includes the power to dispose of the 19,285,070 JNI Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(3)
Includes the 126,400,219 Fluor Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares. JNI may be deemed to have beneficial ownership of such Fluor Class B Shares as a result of the Voting Agreement among JNI, Fluor, and the other parties thereto (see Items 5 and 6). Neither the filing of this Amendment nor any of the contents of this Schedule 13D shall be deemed to constitute an admission by JNI or any other Reporting Person that it is the beneficial owner of such Fluor Class B Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(4)
Based on an aggregate of 101,097,113 Class A Shares and 154,266,400 Class B Shares issued and outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 8, 2024. If the percentage in Row 13 were calculated using such 101,097,113 Class A Shares issued and outstanding, together with the 126,400,219 Fluor Class B Shares and the 19,285,070 JNI Class B shares (and thus excluding the 8,581,111 outstanding Class B Shares which are not beneficially owned by Fluor or JNI), then the percentage in Row 13 would be 59.0%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON Japan Bank for International Cooperation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289 (1) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1% (4)
14	TYPE OF REPORTING PERSON BK

(1)
Includes the power to vote: (i) the 19,285,070 shares of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B Shares”) held by Japan NuScale Innovation LLC (“JNI”) (the “JNI Class B Shares”), which JNI has a right to exchange for an equal number of shares of Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Shares”); and (ii) the 126,400,219 Class B Shares which the Reporting Persons believe are currently held directly or indirectly by Fluor Enterprises, Inc. (“Fluor”), based on the Issuer’s proxy statement on Schedule 14A filed by the Issuer  with the Securities and Exchange Commission (the “Commission”) on April 12, 2024, as amended on April 26, 2024 (the “Fluor Class B Shares”), which Fluor has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(2)	Includes the power to dispose of the 19,285,070 JNI Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(3)
Includes the 126,400,219 Fluor Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares. JNI may be deemed to have beneficial ownership of such Fluor Class B Shares as a result of the Voting Agreement among JNI, Fluor, and the other parties thereto (see Items 5 and 6). Neither the filing of this Amendment nor any of the contents of this Schedule 13D shall be deemed to constitute an admission by JNI or any other Reporting Person that it is the beneficial owner of such Fluor Class B Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(4)
Based on an aggregate of 101,097,113 Class A Shares and 154,266,400 Class B Shares issued and outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 8, 2024. If the percentage in Row 13 were calculated using such 101,097,113 Class A Shares issued and outstanding, together with the 126,400,219 Fluor Class B Shares and the 19,285,070 JNI Class B shares (and thus excluding the 8,581,111 outstanding Class B Shares which are not beneficially owned by Fluor or JNI), then the percentage in Row 13 would be 59.0%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON JGC Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289 (1) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1% (4)
14	TYPE OF REPORTING PERSON CO

(1)
Includes the power to vote: (i) the 19,285,070 shares of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B Shares”) held by Japan NuScale Innovation LLC (“JNI”) (the “JNI Class B Shares”), which JNI has a right to exchange for an equal number of shares of Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Shares”); and (ii) the 126,400,219 Class B Shares which the Reporting Persons believe are currently held directly or indirectly by Fluor Enterprises, Inc. (“Fluor”), based on the Issuer’s proxy statement on Schedule 14A filed by the Issuer  with the Securities and Exchange Commission (the “Commission”) on April 12, 2024, as amended on April 26, 2024 (the “Fluor Class B Shares”), which Fluor has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(2)	Includes the power to dispose of the 19,285,070 JNI Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(3)
Includes the 126,400,219 Fluor Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares. JNI may be deemed to have beneficial ownership of such Fluor Class B Shares as a result of the Voting Agreement among JNI, Fluor, and the other parties thereto (see Items 5 and 6). Neither the filing of this Amendment nor any of the contents of this Schedule 13D shall be deemed to constitute an admission by JNI or any other Reporting Person that it is the beneficial owner of such Fluor Class B Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(4)
Based on an aggregate of 101,097,113 Class A Shares and 154,266,400 Class B Shares issued and outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 8, 2024. If the percentage in Row 13 were calculated using such 101,097,113 Class A Shares issued and outstanding, together with the 126,400,219 Fluor Class B Shares and the 19,285,070 JNI Class B shares (and thus excluding the 8,581,111 outstanding Class B Shares which are not beneficially owned by Fluor or JNI), then the percentage in Row 13 would be 59.0%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON JGC America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289 (1) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1% (4)
14	TYPE OF REPORTING PERSON CO

(1)
Includes the power to vote: (i) the 19,285,070 shares of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B Shares”) held by Japan NuScale Innovation LLC (“JNI”) (the “JNI Class B Shares”), which JNI has a right to exchange for an equal number of shares of Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Shares”); and (ii) the 126,400,219 Class B Shares which the Reporting Persons believe are currently held directly or indirectly by Fluor Enterprises, Inc. (“Fluor”), based on the Issuer’s proxy statement on Schedule 14A filed by the Issuer  with the Securities and Exchange Commission (the “Commission”) on April 12, 2024, as amended on April 26, 2024 (the “Fluor Class B Shares”), which Fluor has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(2)	Includes the power to dispose of the 19,285,070 JNI Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(3)
Includes the 126,400,219 Fluor Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares. JNI may be deemed to have beneficial ownership of such Fluor Class B Shares as a result of the Voting Agreement among JNI, Fluor, and the other parties thereto (see Items 5 and 6). Neither the filing of this Amendment nor any of the contents of this Schedule 13D shall be deemed to constitute an admission by JNI or any other Reporting Person that it is the beneficial owner of such Fluor Class B Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(4)
Based on an aggregate of 101,097,113 Class A Shares and 154,266,400 Class B Shares issued and outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 8, 2024. If the percentage in Row 13 were calculated using such 101,097,113 Class A Shares issued and outstanding, together with the 126,400,219 Fluor Class B Shares and the 19,285,070 JNI Class B shares (and thus excluding the 8,581,111 outstanding Class B Shares which are not beneficially owned by Fluor or JNI), then the percentage in Row 13 would be 59.0%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON IHI Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289 (1) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1% (4)
14	TYPE OF REPORTING PERSON CO

(1)
Includes the power to vote: (i) the 19,285,070 shares of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B Shares”) held by Japan NuScale Innovation LLC (“JNI”) (the “JNI Class B Shares”), which JNI has a right to exchange for an equal number of shares of Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Shares”); and (ii) the 126,400,219 Class B Shares which the Reporting Persons believe are currently held directly or indirectly by Fluor Enterprises, Inc. (“Fluor”), based on the Issuer’s proxy statement on Schedule 14A filed by the Issuer  with the Securities and Exchange Commission (the “Commission”) on April 12, 2024, as amended on April 26, 2024 (the “Fluor Class B Shares”), which Fluor has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(2)	Includes the power to dispose of the 19,285,070 JNI Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(3)
Includes the 126,400,219 Fluor Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares. JNI may be deemed to have beneficial ownership of such Fluor Class B Shares as a result of the Voting Agreement among JNI, Fluor, and the other parties thereto (see Items 5 and 6). Neither the filing of this Amendment nor any of the contents of this Schedule 13D shall be deemed to constitute an admission by JNI or any other Reporting Person that it is the beneficial owner of such Fluor Class B Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(4)
Based on an aggregate of 101,097,113 Class A Shares and 154,266,400 Class B Shares issued and outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 8, 2024. If the percentage in Row 13 were calculated using such 101,097,113 Class A Shares issued and outstanding, together with the 126,400,219 Fluor Class B Shares and the 19,285,070 JNI Class B shares (and thus excluding the 8,581,111 outstanding Class B Shares which are not beneficially owned by Fluor or JNI), then the percentage in Row 13 would be 59.0%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON IHI Americas Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289 (1) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1% (4)
14	TYPE OF REPORTING PERSON CO

(1)
Includes the power to vote: (i) the 19,285,070 shares of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B Shares”) held by Japan NuScale Innovation LLC (“JNI”) (the “JNI Class B Shares”), which JNI has a right to exchange for an equal number of shares of Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Shares”); and (ii) the 126,400,219 Class B Shares which the Reporting Persons believe are currently held directly or indirectly by Fluor Enterprises, Inc. (“Fluor”), based on the Issuer’s proxy statement on Schedule 14A filed by the Issuer  with the Securities and Exchange Commission (the “Commission”) on April 12, 2024, as amended on April 26, 2024 (the “Fluor Class B Shares”), which Fluor has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(2)	Includes the power to dispose of the 19,285,070 JNI Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(3)
Includes the 126,400,219 Fluor Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares. JNI may be deemed to have beneficial ownership of such Fluor Class B Shares as a result of the Voting Agreement among JNI, Fluor, and the other parties thereto (see Items 5 and 6). Neither the filing of this Amendment nor any of the contents of this Schedule 13D shall be deemed to constitute an admission by JNI or any other Reporting Person that it is the beneficial owner of such Fluor Class B Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(4)
Based on an aggregate of 101,097,113 Class A Shares and 154,266,400 Class B Shares issued and outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 8, 2024. If the percentage in Row 13 were calculated using such 101,097,113 Class A Shares issued and outstanding, together with the 126,400,219 Fluor Class B Shares and the 19,285,070 JNI Class B shares (and thus excluding the 8,581,111 outstanding Class B Shares which are not beneficially owned by Fluor or JNI), then the percentage in Row 13 would be 59.0%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON Chubu Electric Power Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289 (1) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1% (4)
14	TYPE OF REPORTING PERSON CO

(1)
Includes the power to vote: (i) the 19,285,070 shares of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B Shares”) held by Japan NuScale Innovation LLC (“JNI”) (the “JNI Class B Shares”), which JNI has a right to exchange for an equal number of shares of Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Shares”); and (ii) the 126,400,219 Class B Shares which the Reporting Persons believe are currently held directly or indirectly by Fluor Enterprises, Inc. (“Fluor”), based on the Issuer’s proxy statement on Schedule 14A filed by the Issuer  with the Securities and Exchange Commission (the “Commission”) on April 12, 2024, as amended on April 26, 2024 (the “Fluor Class B Shares”), which Fluor has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(2)	Includes the power to dispose of the 19,285,070 JNI Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(3)
Includes the 126,400,219 Fluor Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares. JNI may be deemed to have beneficial ownership of such Fluor Class B Shares as a result of the Voting Agreement among JNI, Fluor, and the other parties thereto (see Items 5 and 6). Neither the filing of this Amendment nor any of the contents of this Schedule 13D shall be deemed to constitute an admission by JNI or any other Reporting Person that it is the beneficial owner of such Fluor Class B Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(4)
Based on an aggregate of 101,097,113 Class A Shares and 154,266,400 Class B Shares issued and outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 8, 2024. If the percentage in Row 13 were calculated using such 101,097,113 Class A Shares issued and outstanding, together with the 126,400,219 Fluor Class B Shares and the 19,285,070 JNI Class B shares (and thus excluding the 8,581,111 outstanding Class B Shares which are not beneficially owned by Fluor or JNI), then the percentage in Row 13 would be 59.0%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON Chubu Global Investment Americas Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289 (1) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1% (4)
14	TYPE OF REPORTING PERSON CO

(1)
Includes the power to vote: (i) the 19,285,070 shares of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B Shares”) held by Japan NuScale Innovation LLC (“JNI”) (the “JNI Class B Shares”), which JNI has a right to exchange for an equal number of shares of Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Shares”); and (ii) the 126,400,219 Class B Shares which the Reporting Persons believe are currently held directly or indirectly by Fluor Enterprises, Inc. (“Fluor”), based on the Issuer’s proxy statement on Schedule 14A filed by the Issuer  with the Securities and Exchange Commission (the “Commission”) on April 12, 2024, as amended on April 26, 2024 (the “Fluor Class B Shares”), which Fluor has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(2)	Includes the power to dispose of the 19,285,070 JNI Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Items 5 and 6).

(3)
Includes the 126,400,219 Fluor Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares. JNI may be deemed to have beneficial ownership of such Fluor Class B Shares as a result of the Voting Agreement among JNI, Fluor, and the other parties thereto (see Items 5 and 6). Neither the filing of this Amendment nor any of the contents of this Schedule 13D shall be deemed to constitute an admission by JNI or any other Reporting Person that it is the beneficial owner of such Fluor Class B Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(4)
Based on an aggregate of 101,097,113 Class A Shares and 154,266,400 Class B Shares issued and outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 8, 2024. If the percentage in Row 13 were calculated using such 101,097,113 Class A Shares issued and outstanding, together with the 126,400,219 Fluor Class B Shares and the 19,285,070 JNI Class B shares (and thus excluding the 8,581,111 outstanding Class B Shares which are not beneficially owned by Fluor or JNI), then the percentage in Row 13 would be 59.0%.

Explanatory Note

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2022, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on November 10, 2022 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment, this “Schedule 13D”). Capitalized terms used but not defined in this Amendment have the same meanings ascribed to them in the Original Schedule 13D.

Information given in response to each Item of this Schedule 13D shall be deemed incorporated by reference in all other Items, as applicable.

Item 1.  Security and Issuer.

This Amendment hereby amends and restates Item 1 of the Original Schedule 13D in its entirety as follows:

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), of NuScale Power Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1100 NE Circle Blvd., Suite 200, Corvallis, OR 97330.

Item 2.  Identity and Background.

This Amendment hereby amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:

(a)-(c), (f) This statement is being jointly filed by the following persons:

(i) Japan NuScale Innovation, LLC (“JNI”), a Delaware limited liability company. The principal business of JNI is to invest in the Issuer. JNI’s principal business address is 3151 Briarpark Drive, Suite 400, Houston, Texas 77042.

(ii) Japan Bank for International Cooperation (“JBIC”), a Japanese kabushiki kaisha which is wholly owned and controlled by the Government of Japan. The principal business of JBIC is serving as a policy-based financial institution to contribute to the sound development of Japan and the international economy and society. JBIC’s principal business address is 4-1, Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8144, Japan.

(iii) JGC Holdings Corporation (“JGC”), a Japanese kabushiki kaisha. The principal business of JGC is to control and manage the business activities of companies by holding shares or interests to engage in engineering, procurement, and construction (“EPC”), and operation and maintenance (“O&M”) activities related to plants, facilities and systems in such areas of business as petroleum, petroleum refining, petrochemicals, gas, chemicals in general, electric power, steel manufacturing, non-ferrous metals, metal refining, and nuclear power.  JGC’s principal business address is 2 Chome-3-1 Minatomirai, Nishi Ward, Yokohama, Kanagawa 220-6001, Japan.

(iv) JGC America, Inc. (“JGC America”), a Texas corporation and a wholly owned subsidiary of JGC. The principal business of JGC America is to act as the primary JGC operating company in the United States and to provide EPC contracting and management, commissioning, and O&M services in a wide range of plant construction fields across the United States, including LNG, gas to liquids, oil and gas production, petroleum refining, petrochemicals, and gas chemicals. JGC America's principal business address is 3151 Briarpark Drive, Suite 400, Houston, Texas 77042.

(v) IHI Corporation (“IHI”), a Japanese kabushiki kaisha. The principal business of IHI is comprehensive heavy-industry manufacturing. IHI's principal business address is Toyosu IHI Building, 1-1, Toyosu 3-chome, Koto-ku, Tokyo 135-8710, Japan.

(vi) IHI Americas Inc. (“IHI America”), a Delaware corporation and a wholly owned subsidiary of IHI. The principal business of IHI America is to oversee the IHI group’s businesses in the Americas. IHI America’s principal business address is 1251 Avenue of the Americas, Suite 750, New York, New York 10020.

(vii) Chubu Electric Power Co., Inc. (“Chubu”), a Japanese kabushiki kaisha. The principal business of Chubu is the provision of electricity in Japan. Chubu’s principal business address is 1, Higashi-shincho, Higashi-ku, Nagoya, Aichi 461-8680, Japan.

(viii) Chubu Global Investment Americas Inc. (“Chubu Americas”), a Delaware corporation and a wholly owned subsidiary of Chubu. The principal business of Chubu Americas is to hold an investment in JNI. The principal business address of Chubu Americas is c/o Chubu Electric Power Co., Inc., 1, Higashi-shincho, Higashi-ku, Nagoya, Aichi 461-8680, Japan.

Each of the foregoing persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are filing this Schedule 13D jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Information regarding the executive officers and directors of each of the Reporting Persons is set forth in Annex A hereto.

(d)-(e) During the last five years, none of the Reporting Persons and,  to the knowledge of the Reporting Persons, none of the persons listed in Annex A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

JBIC, JGC America, IHI America, and Chubu Americas are parties to the JNI LLCA (as defined in Item 6), as a result of which the Reporting Persons may be deemed to constitute a group for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder. For a description of the relationship among the Reporting Persons, see Items 4 and 6.

Item 3.  Source and Amount of Funds or Other Consideration.

This Amendment hereby amends and supplements Item 3 of the Original Schedule 13D to add the following:

On November 25, 2024, Chubu Americas purchased from JBIC a portion of the outstanding membership interests in JNI, representing an indirect interest through JNI in 5,014,118 Class A Shares, for a purchase price of $54,804,309.74 (the “Chubu Purchase”). The Chubu Purchase was funded with working capital of Chubu.

Item 4.  Purpose of Transaction.

This Amendment hereby amends and supplements Item 4 of the Original Schedule 13D to add the following:

On the date of and as a result of the Chubu Purchase, Chubu Americas became a party to the JNI LLCA (as defined in Item 6), and accordingly became a member of JNI.

Item 5.  Interest in Securities of the Issuer.

 This Amendment hereby amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

(a)-(b) While JNI currently only holds Class B Units and Class B Shares, as a result of the Voting Agreement and the  Exchange Right (each as described in further detail in Item 6), JNI and the other Reporting Persons may be deemed to have shared beneficial ownership of 145,685,289 Class A Shares. As of the date of this Amendment, the Reporting Persons have the following direct and indirect beneficial ownership interests in the Class A Shares.

	Directly Beneficially Owned		Indirectly Beneficially Owned		Directly and Indirectly Beneficially Owned
	Number	% of Class	Number	% of Class	Number	% of Class
JNI (1)	19,285,070	7.6%	126,400,219	49.5%	145,685,289	57.1%
JBIC (2)	0	0%	145,685,289	57.1%	145,685,289	57.1%
JGC (3)	0	0%	145,685,289	57.1%	145,685,289	57.1%
JGC America (2)	0	0%	145,685,289	57.1%	145,685,289	57.1%
IHI (4)	0	0%	145,685,289	57.1%	145,685,289	57.1%
IHI America (2)	0	0%	145,685,289	57.1%	145,685,289	57.1%
Chubu (5)	0	0%	145,685,289	57.1%	145,685,289	57.1%
Chubu Americas (2)	0	0%	145,685,289	57.1%	145,685,289	57.1%

(1)
JNI directly holds 19,285,070 Class B Shares (the “JNI Class B Shares”). Based on the Issuer’s proxy statement on Schedule 14A filed by the Issuer with the Commission on April 12, 2024, as amended on April 26, 2024, the Reporting Persons believe that Fluor directly or indirectly holds 126,400,219 Class B Shares (the “Fluor Class B Shares”). By virtue of the Voting Agreement, JNI may be deemed to possess shared voting power over, and therefore to beneficially own, such Fluor Class B Shares. As a result, JNI may be deemed to beneficially own a total of 145,685,289 Class B Shares, which may be exchanged for an equal number of Class A Shares.

(2)
JBIC, JGC America, IHI America, and Chubu Americas collectively own 100% of the equity interests of JNI. Consequently, each of JBIC, JGC America, IHI America, and Chubu Americas may be deemed to indirectly possess shared voting power over, and therefore to beneficially own, the JNI Class B Shares and the Fluor Class B Shares, which total of 145,685,289 Class B Shares may be exchanged for an equal number of Class A Shares.

(3)
JGC is the sole shareholder of JGC America. Consequently, JGC may be deemed to indirectly possess shared voting power over, and therefore to beneficially own, the JNI Class B Shares and the Fluor Class B Shares, which total of 145,685,289 Class B Shares may be exchanged for an equal number of Class A Shares.

(4)
IHI is the sole shareholder of IHI America. Consequently, IHI may be deemed to indirectly possess shared voting power over, and therefore to beneficially own, the JNI Class B Shares and the Fluor Class B Shares, which total of 145,685,289 Class B Shares may be exchanged for an equal number of Class A Shares.

(5)
Chubu is the sole shareholder of Chubu Americas. Consequently, Chubu may be deemed to indirectly possess shared voting power over, and therefore to beneficially own, the JNI Class B Shares and the Fluor Class B Shares, which total of 145,685,289 Class B Shares may be exchanged for an equal number of Class A Shares.

Neither the filing of this Amendment nor any of the contents of this Schedule 13D shall be deemed to constitute an admission that any Reporting Person is, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of any of the Class A Shares beneficially owned by any other Reporting Person or by Fluor, and each of the Reporting Persons hereby expressly disclaims any such beneficial ownership.

(c) Other than to the extent that the Chubu Purchase may be considered a transaction in the Class A Shares, no transactions in the Class A Shares were effected by any of the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the persons listed in Annex A attached hereto, during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment hereby amends and supplements Item 6 of the Original Schedule 13D to add the following:

Fifth Amended & Restated Limited Liability Company Agreement of JNI

On November 25, 2024, JNI, JGC America, IHI America, JBIC, and Chubu Americas entered into the Fifth Amended and Restated Limited Liability Company Agreement of JNI (the “JNI LLCA”) in order to reflect the fact that, as of such date, Chubu Americas became a member of JNI. Pursuant to the JNI LLCA, any matter to be voted on by the members requires the unanimous approval of such members, and any matter to be voted on by the directors appointed by the members requires at least one vote from a director appointed by each member. Subject to the terms of the JNI LLCA, each member may cause JNI to purchase all of such member’s membership interest in JNI in exchange for the transfer of Class B Units and Class B Shares attributable to such member and held by JNI back to such member (a “Transfer of Investment”). Upon a proposed Transfer of Investment by JBIC, each of the other members has a certain right of first refusal to purchase all but not less than all of its pro-rata portion of JBIC’s amount of membership interest in JNI proposed to be sold.

The foregoing description of the JNI LLCA does not purport to be complete and is qualified in its entirety by reference to the JNI LLCA, a copy of which is filed as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

Item 7.  Materials to Be Filed as Exhibits

This Amendment hereby amends and restates Item 7 of the Original Schedule 13D in its entirety as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement with respect to the Original Schedule 13D, dated as of May 12, 2022, by and among the Reporting Persons signatory thereto.*
99.2
Voting Agreement, dated as of April 4, 2022, by and among Japan NuScale Innovation, LLC, NuScale Power, LLC, Fluor Enterprises, Inc., and Japan Bank for International Cooperation (incorporated by reference to Exhibit 10.23 to the Issuer's current report on Form 8-K filed with the SEC on May 5, 2022).*

99.3
Third Amended and Restated Limited Liability Company Agreement of Japan NuScale Innovation, LLC, dated as of March 22, 2022, by and among Japan NuScale Innovation, LLC, JGC America, Inc., IHI Americas Inc., and Japan Bank for International Cooperation.*

99.4
NuScale Limited Liability Company Agreement, dated as of May 2, 2022, by and among the Japan NuScale Innovation, LLC, Fluor Enterprises, Inc., and the other parties thereto (incorporated by reference to Exhibit 10.12 to the Issuer's current report on Form 8-K filed with the SEC on May 5, 2022).*

99.5	Joint Filing Agreement, dated November 27, 2024, by and among the Reporting Persons
99.6
Fifth Amended and Restated Limited Liability Company Agreement of Japan NuScale Innovation, LLC, dated as of November 25, 2024, by and among Japan NuScale Innovation, LLC, JGC America, Inc., IHI Americas Inc., Japan Bank for International Cooperation, and Chubu Global Investment Americas Inc.

* Previously filed on May 12, 2022

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: November 27, 2024

JAPAN NUSCALE INNOVATION, LLC	JAPAN BANK FOR INTERNATIONAL COOPERATION

/s/ Yasuharu Kimura	/s/ Yasuaki Yoneyama
Name: Yasuharu Kimura	Name: Yasuaki Yoneyama
Title: Director, Chairperson of the Board	Title: Managing Executive Officer Global Head of Equity Finance Group

IHI CORPORATION	IHI AMERICAS INC.

/s/ Masanori Ijichi	/s/ Takao Tanaka
Name: Masanori Ijichi	Name: Takao Tanaka
Title: Division Director of Nuclear Power Plant Project Center	Title: President and Chief Executive Officer

JGC HOLDINGS CORPORATION	JGC AMERICA, INC.

/s/ Tadashi Ishizuka
Name: Tadashi Ishizuka	Name: Eiji Shirakawa
Title: Representative Director, President, and Chief	Title: President, Director
Operating Officer
CHUBU ELECTRIC POWER CO., INC.	CHUBU GLOBAL INVESTMENT AMERICAS INC.
/s/ Yukiko Morishita	/s/ Jun Matsuda
Name: Yukiko Morishita	Name: Jun Matsuda
Title: Deputy Division CEO of Global Business	Title: President

[Signature Page to Schedule 13D Amendment No. 2]

Annex A
INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF JAPAN NUSCALE INNOVATION, LLC

Name	Principal Occupation/Employment	Citizenship
Yasuharu Kimura*	Director, Chairperson of the Board	Japan
Eiji Shirakawa*	Director	Japan
Kenji Ito*	Director	Japan
Takehiko Hirose*	Director	Japan
Masanori Ijichi *	Director	Japan
Takao Tanaka*	Director	Japan
Satoshi Mikita*	Director	Japan
Yukiko Morishita*	Director	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF JAPAN BANK FOR INTERNATIONAL COOPERATION

Directors are identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Tadashi Maeda*	Managing Director Chairman of the Board of Directors	Japan
Nobumitsu Hayashi*	Governor	Japan
Kazuhiko Amakawa*	Deputy Governor	Japan
Shigeto Hashiyama*	Executive Managing Director	Japan
Yo Kikuchi*	Senior Managing Director	Japan
Kazunori Ogawa*	Senior Managing Director	Japan
Makoto Uchida*	Senior Managing Director	Japan
Shinichi Koizumi*	Managing Director (Outside Director)	Japan
Yoshinori Kawamura*	Managing Director (Outside Director)	Japan
Yasuaki Negishi	Managing Executive Officer Global Head of Corporate Planning Group	Japan
Eiji Tanaka	Managing Executive Officer Global Head of Credit, Assessment and Risk Management Group	Japan
Toshiaki Kitajima	Managing Executive Officer Global Head of Treasury and Systems Group	Japan
Tatsushi Amano	Managing Executive Officer Global Head of Energy and Natural Resources Finance Group	Japan
Hiroki Sekine	Managing Executive Officer Global Head of Infrastructure and Environment Finance Group	Japan
Satoshi Sasaki	Managing Executive Officer Global Head of Industry Finance Group	Japan
Yasuaki Yoneyama	Managing Executive Officer Global Head of Equity Finance Group	Japan
Masanao Komatsu	Executive Officer, Director General, Corporate Planning Department, Corporate Planning Group	Japan
Hideyuki Tsuchihashi	Executive Officer, Director General, Human Resources Management Office, Corporate Planning Group	Japan
Hiroko Yano	Executive Officer, Director General, Sustainability Management Department, Corporate Planning Group	Japan
Nao Kawakami	Executive Officer, Director General, Strategic Research Department, Corporate Planning Group	Japan
Naoko Yokobori	Executive Officer, Director General, Country Credit Department, Credit, Assessment and Risk Management Group	Japan
Katsuya Mogaki	Executive Officer, Director General, Treasury Department, Treasury and Systems Group	Japan
Toshiyuki Suzuki	Executive Officer for Osaka, Osaka Branch, Industry Finance Group	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF JGC HOLDINGS CORPORATION

Directors re identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Masayuki Sato*	Representative Director Chairman and Chief Executive Officer (CEO)	Japan
Tadashi Ishizuka*	Representative Director President and Chief Operating Officer (COO)	Japan
Kiyotaka Terajima*	Member of the Board Senior Executive Vice President, Chief Financial Officer (CFO)	Japan
Masaki Ishikawa*	Member of the Board Senior Executive Officer	Japan
Shoji Yamada*	Member of the Board	Japan
Shigeru Endo*	Outside Director	Japan
Masayuki Matsushima*	Outside Director	Japan
Noriko Yao*	Outside Director	Japan
Shinjiro Mishima*	Outside Director	Japan
Miku Hirano*	Outside Director	Japan
Kazuyoshi Muto	Audit and Supervisory Board Member	Japan
Akira Ninomiya	Audit and Supervisory Board Member	Japan
Norio Takamatsu	Audit and Supervisory Board Member (Outside Auditor)	Japan
Kazuya Oki	Audit and Supervisory Board Member (Outside Auditor)	Japan
Norio Funayama	Audit and Supervisory Board Member (Outside Auditor)	Japan
Takuya Hanada	Executive Vice President; Chief Human Resource Officer (CHRO), General Manager, Human Capital Planning Unit, Strategy Planning Office	Japan
Masahiro Aika	Executive Vice President, Technology Commercialization Officer (TCO), General Manager, Sustainability Co-Creation Unit, Sustainability Co-creation Office	Japan
Takeshi Kawasaki	Executive Officer, General Manager, Government/Industry Relations Dept.	Japan
Yoshihiro Mizuguchi	Executive Officer, Chief Technology Officer (CTO)	Japan
Akihito Sawaki	Executive Officer, Chief Information Officer (CIO)	Japan
Keiji Tanigawa	Executive Officer, Chief Digital Officer (CDO), General Manager, Shared Value Business Unit, Sustainability Co-creation Office	Japan
Satoshi Kurata	Executive Officer, General Counsel, General Manager, Legal & Governance Unit, Governance Integrate Office	Japan
Hiroyuki Morishima	Executive Officer, Chief Manufacturing Officer (CMO)	Japan
Shinya Miyake	Executive Officer	Japan
Shinichi Taguchi	Executive Officer, General Manager, Finance Unit, Strategy Planning Office	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF JGC AMERICA, INC.

Directors are identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Akira Sugiyama*	Chairman of the Board, Director	Japan
Eiji Shirakawa*	President, Director	Japan
Keiji Nohira*	Director	Japan
Koji Sakurai*	Director	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF IHI CORPORATION

Directors are identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Tsugio Mitsuoka*	Director Chairman of the Board	Japan
Hiroshi Ide*	Director President & Chief Executive Officer	Japan
Tsuyoshi Tsuchida*	Director Senior Executive Officer	Japan
Hideo Morita*	Director Senior Executive Officer	Japan
Akihiro Seo*	Director Managing Executive Officer	Japan
Jun Kobayashi*	Director Managing Executive Officer	Japan
Noriko Morioka	Director Managing Executive Officer	Japan
Yasuaki Fukumoto*	Director Executive Officer	Japan
Yoshiyuki Nakanishi*	Director	Japan
Chieko Matsuda*	Director	Japan
Minoru Usui*	Director	Japan
Toshihiro Uchiyama*	Director	Japan
Takeshi Kawakami	Managing Executive Officer	Japan
Kouji Takeda	Managing Executive Officer	Japan
Nobuhiko Kubota	Managing Executive Officer	Japan
Kiyoshi Nihei	Managing Executive Officer	Japan
Yoshikazu Hamada	Managing Executive Officer	Japan
Chie Fukuoka	Managing Executive Officer	Japan
Atsushi Sato	Managing Executive Officer	Japan
Yukihisa Ozawa	Executive Officer	Japan
Go Maeda	Executive Officer	Japan
Shotaro Tabata	Executive Officer	Japan
Takao Tanaka	Executive Officer	Japan
Kazuya Ueda	Executive Officer	Japan
Bernd Bahlke	Executive Officer	USA and Germany
Chiyuki Nakamata	Executive Officer	Japan
Kensuke Yamamoto	Executive Officer	Japan
Noriaki Ozawa	Executive Officer	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF IHI AMERICAS INC.

Directors are identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Takao Tanaka*	Director President & Chief Executive Officer	Japan
Kouichiro Nakamura*	Director Treasurer & Chief Financial Officer	Japan
Yasuaki Fukumoto*	Director	Japan
Michiya Yuge*	Director	Japan
Oh Tsukada*	Director	Japan
Yukiyasu Kamiya*	Director	Japan
Kenta Nagano*	Director	Japan
Yohei Hibino*	Director	Japan
Noriaki Ozawa*	Director	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF CHUBU ELECTRIC POWER CO., INC.

Directors are identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Satoru Katsuno*	Chairman of the Board of Directors	Japan
Kingo Hayashi*	President & Director	Japan
Hitoshi Mizutani*	Director & Executive Vice President	Japan
Kazuhiro Nabeta*	Director & Executive Vice President	Japan
Takayuki Hashimoto*	Director (External)	Japan
Tadashi Shimao*	Director (External)	Japan
Mitsue Kurihara*	Director (External)	Japan
Yoko Kudo*	Director (External)	Japan
Shinji Furuta*	Director, Senior Audit and Supervisory Committee Member (full-time)	Japan
Tomoyuki Sawayanagi*	Director, Audit and Supervisory Committee Member (full-time)	Japan
Seimei Nakagawa*	Director, Audit and Supervisory Committee Member (external)	Japan
Momoko Murase*	Director, Audit and Supervisory Committee Member (external)	Japan
Mitsumasa Yamagata*	Director, Audit and Supervisory Committee Member (external)	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF CHUBU GLOBAL INVESTMENT AMERICAS INC.

Directors are identified by an asterisk
Name	Principal Occupation/Employment	Citizenship
Jun Matsuda*	Director, President, Secretary and Treasurer	Japan